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03029921

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Network One Holdings Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

FILE NO. 82- 3787   FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐   AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐   SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 9/10/03

82-3787

NETWORK ONE HOLDINGS CORP.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

03 SEP -9 AM 7:21

AR/S
3-31-03

NAME OF ISSUER: **NETWORK ONE HOLDINGS CORP.**

ISSUER ADDRESS: **SUITE 606 – 470 GRANVILLE STREET**
VANCOUVER, B.C. V6C 1V5

ISSUER PHONE NUMBER: **(604) 682-0949**

ISSUER FAX NUMBER: **(604) 681-0907**

CONTACT PERSON: **EDDY CHENG**

CONTACT'S POSITION: **PRESIDENT**

CONTACT TELEPHONE NUMBER: **(604) 649-8168**

APPROVED BY THE BOARD OF DIRECTORS:

EDDY WAI CHIU CHENG	[signature]	**(03/08/20)**
NAME OF DIRECTOR	***SIGNATURE***	**DATE SIGNED (YY/MM/DD)**

SUKHDEV BASSI	Sukhdev Bassi	**(03/08/20)**
NAME OF DIRECTOR	***SIGNATURE***	**DATE SIGNED (YY/MM/DD)**

NETWORK ONE HOLDINGS CORP.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

INDEX

BOYCE F. BUTLER

Certified General Accountant

AUDITOR'S REPORT

To the Shareholders of
Network One Holdings Corp.

I have audited the balance sheets of Network One Holdings Corp. as at March 31, 2003 and 2002 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and the changes in its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, I report that, in my opinion, these principles have been applied on a consistent basis.

Certified General Accountant

Vancouver, B.C.
August 19, 2003

301 - 455 Granville Street, Vancouver, B.C. V6C 1T1 Telephone: (604) 623-3101 • Facsimile: (604) 623-3109

C.G.A. *Member Certified General Accountants Association of British Columbia*

NETWORK ONE HOLDINGS CORP.

BALANCE SHEETS

AS AT

				March 31, 2003		March 31, 2002
ASSETS						
CURRENT						
Cash			$	**787**	$	533
Accounts receivable				**172**		80,071
			$	**959**	$	80,604
LIABILITIES						
CURRENT						
Accounts payable			$	**45,235**	$	49,453
Short-term loans *(Note 3)*				**11,000**		11,000
				56,235		60,453
LOANS *(Note 3)*				**479,263**		574,763
				535,498		635,216
SHAREHOLDERS' DEFICIENCY						
SHARE CAPITAL						
Authorized:	100,000,000	common shares without par value				
Issued:	4,033,517			**1,639,566**		1,639,566
DEFICIT				**(2,174,105)**		(2,194,178)
				(534,539)		(554,612)
			$	**959**	$	80,604

APPROVED BY THE DIRECTORS:

[signature] Director   [signature] Director

See accompanying notes

NETWORK ONE HOLDINGS CORP.

STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

	2003	2002
REVENUE		
Consulting fees	$ **48,000**	$ 80,000
Interest and sundry income	**-**	10,930
	48,000	90,930
EXPENSES		
General corporate expenses	**2,207**	1,274
Investor and shareholder relations	**1,893**	1,700
Management fees *(Note 2)*	**12,000**	9,000
Professional fees	**7,150**	4,856
Transfer agent and regulatory fees	**4,677**	5,701
	27,927	22,531
NET INCOME BEFORE INCOME TAXES	**20,073**	68,399
Income taxes	**(7,900)**	(27,100)
NET INCOME BEFORE UNDER-NOTED ITEM	**12,173**	41,299
Recovery of income taxes due to prior years' losses	**7,900**	27,100
NET INCOME FOR THE YEAR	**20,073**	68,399
DEFICIT, BEGINNING OF YEAR	**(2,194,178)**	(2,262,577)
DEFICIT, END OF YEAR	$ **(2,174,105)**	$ (2,194,178)
INCOME (LOSS) PER SHARE	$ **0.005**	$ 0.017

See accompanying notes

NETWORK ONE HOLDINGS CORP.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

	2003	2002
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net income (loss) for the year	$ **20,073**	$ 68,399
Changes to non-cash working capital items:		
(Increase) decrease in accounts receivable	**79,899**	(79,976)
Increase (decrease) in accounts payable	**(4,218)**	(3,879)
	95,754	(15,456)
FINANCING ACTIVITIES		
Directors' loans	**(95,500)**	15,730
INCREASE IN CASH	**254**	274
CASH, BEGINNING OF YEAR	**533**	259
CASH, END OF YEAR	$ **787**	$ 533

See accompanying notes

NETWORK ONE HOLDINGS CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

1. ACCOUNTING POLICIES

a) Income (loss) per Share

Income (loss) per share is calculated on the basis of the weighted-average number of common shares outstanding during the period. The effect of potential issues of shares under warrant or share option arrangements is anti-dilutive.

b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. RELATED PARTY TRANSACTIONS

During the years ended March 31, 2003 and March 31, 2002, the Company accrued management fees payable to its president of $12,000 and $9,000 respectively.

3. LOANS

The loans are without interest or stated terms of repayment and are unsecured. Of these loans, $217,110 (2002: $312,610) is payable to a director. The loans have been classified as non-current liabilities, as part of any restructuring of the Company's affairs would involve management's intention to settle these loans by issuance of shares of the Company.

NETWORK ONE HOLDINGS CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

4. CONTINUANCE OF OPERATIONS

These financial statements are prepared on a going-concern basis which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

As at March 31, 2003 and 2002, the Company had a deficit of $2,174,105 and $2,194,178 respectively. The ability of the Company to continue operating as a going concern is dependent upon, among other things, obtaining additional long-term financing and upon future profitable operations.

5. FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

As at March 31, 2003 and 2002 the fair value of cash, accounts receivable, accounts payable and short-term loans approximates carrying value because of the short-term maturity of these instruments.

6. INCOME TAXES

The Company has non-capital losses of approximately $270,365 available to offset future taxable income in Canada, which expire between 2004 and 2008. The benefit of these loss carry-forwards has not been recognized in the financial statements.

In addition, there are resource-related expenditures totalling $122,334 which can be used to offset future taxable Canadian resource income indefinitely, subject to annual rates prescribed by the Canadian Income Tax Act.